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SEC
Mail Processing
Section
FEB 2 2 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAINTER, SMITH AND AMBERG, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 CALIFORNIA STREET, SUITE 220
(No. and Street)

REDLANDS	CA	92374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES PAINTER 909/557-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

601 WEST RIVERSIDE AVENUE, SUITE 1800	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES E PAINTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAINTER, SMITH AND AMBERG, INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

See Attached Acknowledgement or Jurat Certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
~~6~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 22 day of February, 20 17, by
Date *Month* *Year*

(1) Charles Edward Painter II

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KALLIE RAWSON
Commission # 2117215
Notary Public - California
San Bernardino County
My Comm. Expires Jun 26, 2019

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ **Document Date:** ____________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________

Painter, Smith, and Amberg Inc.

Financial Statements
and
Supplemental Information
with
Report of Independent Registered Public Accounting Firm

December 31, 2016

Table of Contents

		Page
Report of Independent Registered Public Accounting Firm		1
Financial Statements		
Statement of Financial Condition		3
Statement of Operations		4
Statement of Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7
Supplemental Information		
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I	11
Independent Registered Accounting Firm's Review of Management's Statements Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934		12

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Painter, Smith, and Amberg Inc.

We have audited the accompanying statement of financial condition of Painter, Smith, and Amberg Inc. (Company) as of December 31, 2016, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Painter, Smith, and Amberg Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
February 22, 2017

Painter, Smith, and Amberg Inc.

Statement of Financial Condition

December 31, 2016

ASSETS	
Cash	$ 79,428
Deposits with clearing organizations	100,185
Receivables from broker-dealers and clearing organizations	42,190
Marketable securities	300,909
Equipment and leasehold improvements, net	54,047
Other assets	11,711
Deferred income taxes	6,112
Total assets	$ 594,582
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 55,786
Total liabilities	55,786
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	519,024
Total stockholders' equity	538,796
Total liabilities and stockholders' equity	$ 594,582

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Operations

Year Ended December 31, 2016

Revenues	
Commissions	$ 693,650
Principal transactions	148,883
Interest and dividends	6,346
Investment advisory fees	743,659
	1,592,538
Expenses	
Employee compensation and benefits	1,001,496
Brokerage, exchange and clearance fees	74,510
Communications and data processing	21,658
Occupancy	201,730
Professional fees	56,521
Quotation fees	46,519
Regulation fees	34,093
Insurance	29,453
Other expenses	88,160
	1,554,140
Income before income taxes	38,398
Income tax expense	5,874
Net income	$ 32,524

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2016

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2015	528	$ 19,772	$ 486,500	$ 506,272
Net income	–	–	32,524	32,524
Balance, December 31, 2016	528	$ 19,772	$ 519,024	$ 538,796

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	32,524
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		15,713
Loss on disposal of equipment		316
Deferred income tax benefit		(2,039)
(Increase) decrease in operating assets		
Deposits with clearing organizations		2,567
Receivable from broker-dealers and clearing organizations		(8,028)
Marketable securities, net		(53)
Other assets		3,090
Increase in accounts payable and accrued expenses		1,726
Net cash provided by operating activities		45,816
Cash flows from investing activities		
Purchases of equipment		(8,836)
Net cash used in investing activities		(8,836)
Net increase in cash		36,980
Cash		
Balance at December 31, 2015		42,448
Balance at December 31, 2016	$	79,428
Cash paid for:		
Income taxes	$	800

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Amberg Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has considered events occurring through February 22, 2017 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Deposit with Clearing Organization

The Company is required to maintain a minimum ballance of $100,000 with the clearing organization used for customer transactions.

Receivable from Broker-Dealers and Clearing Organization

The Company records its receivable from broker-dealers and the clearing organization when revenue is earned that is to be received from this organization.

Marketable Securities

Marketable Securities are classified as trading securities. Securities transactions entered into for the account of the Company are recorded on a trade-date basis. The of cost of marketable securities approximates fair value.

2. Summary of Significant Accounting Policies (Continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to seven years for equipment and up to thirty-nine years for leasehold improvements. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred.

Revenue Recognition

Commissions and other revenue earned from principal transactions and insurance products on customers' transactions are reported on a trade date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

3. Marketable Securities

Marketable securities consisted of the following as of December 31, 2016:

Obligations of United States government	$ 299,883
Money market funds	1,026
	$ 300,909

4. Equipment and Leasehold Improvements

The following is a summary of equipment and leasehold improvements as of December 31, 2016:

Equipment	$ 209,111
Leasehold improvements	38,005
	247,116
Less accumulated depreciation and amortization	(193,069)
	$ 54,047

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

5. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company contributed a nominal amount to the plan for the year ended December 31, 2016.

6. Income Taxes

Income tax expense consisted of the following components at December 31, 2016:

	Federal	State	Total
Current expense	$ 7,113	$ 800	$ 7,913
Deferred expense (benefit)	(3,658)	3,763	105
Change in valuation allowance	(1,399)	(745)	(2,144)
Income tax expense	$ 2,056	$ 3,818	$ 5,874

The provision for income taxes differs from the amount which would be computed by applying the federal statutory income tax rate to pretax accounting income because of the inclusion of state income taxes, the effect of certain expenses which are not deductible for income tax purposes, and the change in the valuation allowance on deferred income tax assets.

The Company established a valuation allowance for deferred income taxes attributable to charitable contribution carryforwards because the future use of the carryforwards is uncertain.

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes. These differences are primarily related to depreciation and rent expense. Furthermore, deferred income tax assets have been recognized for federal and state carryforwards. In considering the possible realization of deferred income tax assets, the Company considers various sources of future taxable income and the reversal of temporary differences associated with deferred tax liabilities.

The Company's total deferred income tax assets and liabilities and valuation allowance were as follows at December 31, 2016:

Total deferred income tax assets	$ 12,652
Less valuation allowance	(2,788)
Deferred income tax assets	9,864
Total deferred income tax liabilities	(3,752)
Net deferred income tax assets	$ 6,112

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

6. Income Taxes (Continued)

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2013 and later years and for California taxes for 2012 and later years.

At December 31, 2016, the Company has net operating loss carryforwards for state purposes of approximately $38,000 that expire beginning December 31, 2029. At December 31, 2016, the Company has federal and state charitable contribution carryforwards of approximately $12,000 and $11,000, respectively.

7. Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2022. Lease expense for all operating leases for the year ended December 31, 2016 totaled $157,365. The annual future minimum lease payments at December 31, 2016 are as follows:

2017	$ 121,716
2018	125,244
2019	128,772
2020	132,888
2021	137,004
Thereafter	141,120
	$ 786,744

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $466,905, which was $216,905 in excess of its minimum required net capital of $250,000.

9. Litigation

In 2014, the Company was sued by a former employee for wrongful termination and defamation of character. Although the Company believes the case has no merit and intends to defend itself vigorously, it is not possible at this time to determine whether any loss will be incurred as a result of this lawsuit.

Supplemental Information

Painter, Smith, and Amberg Inc.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2016

Net capital		
Total stockholders' equity	$	538,796
Deduction of stockholders' equity not allowable for net capital		–
Total stockholders' equity qualified for net capital		538,796
Deductions and/or charges:		
Equipment and leasehold improvements, net		(54,047)
Other assets and deferred income taxes		(17,823)
Net capital before haircut on securities		466,926
Less haircuts on securities:		
United States government obligations		–
Certificates of deposit		–
Money market funds		21
State and municipal government obligations		–
Corporate obligations		–
Net capital	$	466,905
Aggregate indebtedness		
Accounts payable and accrued expenses	$	55,786
Total aggregate indebtedness	$	55,786
Computation of basic net capital requirement		
Minimum net capital required	$	250,000
Excess net capital	$	216,905
Net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital required	$	166,905
Ratio: Aggregate indebtedness to net capital		0.12
Reconciliation to net capital in Part II of Form X-17A-5		
Net capital, as reported in Company's Part II FOCUS report	$	466,905

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Painter, Smith, and Amberg Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which: (1) Painter, Smith, and Amberg Inc. (Company) identified the following provisions of 17 C.F.R.§15c3-3(k) under which Painter, Smith, and Amberg Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2) (ii) (exemption provisions); and (2) Painter, Smith, and Amberg Inc. stated that Painter, Smith, and Amberg Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
February 22, 2017

Painter, Smith and Amberg Inc. *A FULL SERVICE BROKERAGE FIRM*

1200 CALIFORNIA STREET, SUITE 220
REDLANDS, CALIFORNIA 92374
909 557-2800 800 888-7551 FAX 909 557-1778

February 22, 2017

Moss Adams LLP
601 W Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of Painter, Smith, and Amberg, Inc. (the Company) claim of exemption from Rule 15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act") as of December 31, 2016 and during the period from January 1, 2016 through December 31, 2016, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the Customer Protection Rule as of December 31, 2016 and during the period from January 1, 2016 through December 31, 2016.
2. We are responsible for establishing and maintaining effective internal control over compliance with the Customer Protection Rule.
3. We have performed an evaluation of the Company's compliance with the Customer Protection Rule. Based on this evaluation, the Company was in compliance with the Act and exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as of December 31, 2016 and during the period from January 1, 2016 through December 31, 2016.
4. We have made available all records and other information related to our compliance with the Customer Protection Rule.
5. There are no communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions or other auditors concerning possible exceptions to the exemption provisions in paragraph (k)(2)(ii) of the Customer Protection Rule, including communications received through the date of this letter.
6. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from January 1, 2016 through December 31, 2016 and through the date of this letter.

Sincerely,

Painter, Smith, and Amberg, Inc.

Charles E. Painter

David Smith

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Painter, Smith, and Amberg Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2016 to December 31, 2016, which were agreed to by Painter, Smith, and Amberg Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows (in performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting):

1. We compared listed assessment payments in the revised Form SIPC-7 with respective cash disbursement records, noting no differences.

2. We compared amounts reported on the Company's annual filing of audited financial statements for the year ended December 31, 2016, with the amounts reported in the revised Form SIPC-7 for the period from January 1, 2016 to December 31, 2016, noting no differences.

3. We compared adjustments reported in the revised Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in the revised Form SIPC-7 and in the related schedules and working papers supporting adjustments in the revised Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the revised Form SIPC-7 on which it was originally computed, as there was no such overpayment amount stated on the revised Form SIPC-7, and management represented to us that no such overpayment exists.

ꕤ

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington

:pae

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*******3116*********************MIXED AADC 220
27305 FINRA DEC
PAINTER SMITH AND AMBERG INC
1200 CALIFORNIA ST STE 220
REDLANDS CA 92374-2948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PAINTER, SMITH & AMBERG 909/557-2800

2. A. General Assessment (item 2e from page 2) $ 3003
   B. Less payment made with SIPC-6 filed (exclude interest) (1340)
      7/1/2016
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 1663
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1663
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☒ Funds Wired ☐
      Total (must be same as F above) $ 1663
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PAINTER, SMITH AND AMBERG, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 10 day of JANUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,592,538
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	316,278
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	74,510
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	574
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	391,362
2d. SIPC Net Operating Revenues	$ 1,201,176
2e. General Assessment @ .0025	$ 3003
	(to page 1, line 2.A.)

EXHIBIT 1

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JANUARY 1, 2016 TO DECEMBER 31, 2016

Date Paid	Amount
July 1, 2016	1340
January 10, 2017	1663
Total Payments	3003
General Assessment per SIPC 7	3003